                                                      --------------------------
                                                      OMB APPROVAL
                       UNITED STATES                  --------------------------
            SECURITIES AND EXCHANGE COMMISSION        OMB Number: 3235-0145
                  WASHINGTON, D.C. 20549              --------------------------
                                                      Expires: December 31, 2005
                                                      --------------------------
                                                      Estimated average burden
                                                      hours per response: 11
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                                  SCHEDULE 13D

                    UNDER THE SECURITIES EXCHANGE ACT OF 1934
                          AMENDMENT NO._____________)*

                                 CELERITEK, INC.
--------------------------------------------------------------------------------
                                (Name of Issuer)

                                  Common Stock
--------------------------------------------------------------------------------
                         (Title of Class of Securities)

                                    150926103
--------------------------------------------------------------------------------
                                 (CUSIP Number)

                               Evelyn Cruz Sroufe
                               Perkins Coie LLP
                               1201 Third Avenue, Suite 4000
                               Seattle, WA 98101-3099
                               (206) 583-8888

--------------------------------------------------------------------------------
                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)

                                February 27, 2003
--------------------------------------------------------------------------------
             (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Sections 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. [ ]

NOTE: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Section 240.13d-7 for other parties to whom copies are to be sent.

----------------------------
* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

   The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                                  SCHEDULE 13D
--------------------------------------------------------------------------------

CUSIP No. 150926103
--------------------------------------------------------------------------------
         NAMES OF REPORTING PERSONS                I.R.S. IDENTIFICATION NOS. OF
   1                                               ABOVE PERSONS (Entities Only)
           Kevin Douglas (1)
--------------------------------------------------------------------------------
         CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)
   2       (a)  [ ]
           (b)  [X]  Joint Filing (see Row 12 below and Item 5(a)-(b) hereof)
--------------------------------------------------------------------------------
         SEC USE ONLY
   3
--------------------------------------------------------------------------------
         SOURCE OF FUNDS (See Instructions)
   4
           OO
--------------------------------------------------------------------------------
         CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)
   5
           [ ]
--------------------------------------------------------------------------------
         CITIZENSHIP OR PLACE OF ORGANIZATION
   6
           United States
--------------------------------------------------------------------------------
                          SOLE VOTING POWER
                   7
                                        - 0 -
                   -------------------------------------------------------------
    NUMBER OF             SHARED VOTING POWER
     SHARES        8
  BENEFICIALLY                          233,248
    OWNED BY       -------------------------------------------------------------
      EACH                SOLE DISPOSITIVE POWER
    REPORTING      9
      PERSON                            - 0 -
       WITH        -------------------------------------------------------------
                          SHARED DISPOSITIVE POWER
                   10
                                        353,400
--------------------------------------------------------------------------------
         AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
   11
           353,400
--------------------------------------------------------------------------------
         CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions)
   12
           [X]     The amount in Row 11 above excludes a total of 912,275 shares of Common Stock of Celeritek, Inc. beneficially owned by members of the Celeritek Shareholder Protective Committee (which Committee is discussed in further detail in Item 4 hereof) other than Kevin Douglas, who is the only Reporting Person hereunder who is a member of such Committee.
--------------------------------------------------------------------------------
         PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
   13
           2.9% (2)
--------------------------------------------------------------------------------
         TYPE OF REPORTING PERSON (See Instructions)
   14
           IN
--------------------------------------------------------------------------------

(1) Kevin Douglas and his wife, Michelle Douglas, hold 125,768 shares both directly and jointly.

(2) Calculated based on 12,340,644 shares of Celeritek, Inc.'s Common Stock outstanding as of January 31, 2003, as reported in its quarterly report on Form 10-Q for the quarter ended December 31, 2002 and filed with the Securities and Exchange Commission on February 10, 2003.

                                  SCHEDULE 13D

--------------------------------------------------------------------------------

CUSIP No. 150926103
--------------------------------------------------------------------------------
         NAMES OF REPORTING PERSONS                I.R.S. IDENTIFICATION NOS. OF
   1                                               ABOVE PERSONS (Entities Only)
           James E. Douglas, III
--------------------------------------------------------------------------------
         CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)
   2       (a)  [ ]
           (b)  [X]  Joint Filing (see Row 12 below and Item 5(a)-(b) hereof)
--------------------------------------------------------------------------------
         SEC USE ONLY
   3
--------------------------------------------------------------------------------
         SOURCE OF FUNDS (See Instructions)
   4
           OO
--------------------------------------------------------------------------------
         CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
         TO ITEMS 2(d) or 2(e)
   5
           [ ]
--------------------------------------------------------------------------------
         CITIZENSHIP OR PLACE OF ORGANIZATION
   6
           United States
--------------------------------------------------------------------------------
                          SOLE VOTING POWER
                   7
                                        7,340
                   -------------------------------------------------------------
   NUMBER OF              SHARED VOTING POWER
    SHARES         8
 BENEFICIALLY                           -0-
   OWNED BY        -------------------------------------------------------------
     EACH                 SOLE DISPOSITIVE POWER
   REPORTING       9
     PERSON                             -0-
      WITH         -------------------------------------------------------------
                          SHARED DISPOSITIVE POWER
                   10
                                        7,340
--------------------------------------------------------------------------------
         AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
   11
           353,400
--------------------------------------------------------------------------------
         CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions)

   12      [X]     The amount in Row 11 above excludes a total of 912,275 shares of Common Stock of Celeritek, Inc. beneficially owned by members of the Celeritek Shareholder Protective Committee (which Committee is discussed in further detail in Item 4 hereof) other than Kevin Douglas, who is the only Reporting Person hereunder who is a member of such Committee.
--------------------------------------------------------------------------------
         PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

--------------------------------------------------------------------------------
         PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
  13                2.9% (1)
--------------------------------------------------------------------------------
         TYPE OF REPORTING PERSON (See Instructions)

  14
           IN
--------------------------------------------------------------------------------

(1) Calculated based on 12,340,644 shares of Celeritek, Inc.'s Common Stock outstanding as of January 31, 2003, as reported in its quarterly report on Form 10-Q for the quarter ended December 31, 2002 and filed with the Securities and Exchange Commission on February 10, 2003.

                                  SCHEDULE 13D
--------------------------------------------------------------------------------

CUSIP No. 150926103
--------------------------------------------------------------------------------
         NAMES OF REPORTING PERSONS                I.R.S. IDENTIFICATION NOS. OF
   1                                               ABOVE PERSONS (Entities Only)
           Douglas Family Trust (1)
--------------------------------------------------------------------------------
         CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)
   2       (a)  [ ]
           (b)  [X]   Joint Filing (see Row 12 below and Item 5(a)-(b) hereof)
--------------------------------------------------------------------------------
         SEC USE ONLY
   3
--------------------------------------------------------------------------------
         SOURCE OF FUNDS (See Instructions)
   4
           OO
--------------------------------------------------------------------------------
         CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
         TO ITEMS 2(d) or 2(e)

   5       [ ]
--------------------------------------------------------------------------------
         CITIZENSHIP OR PLACE OF ORGANIZATION
   6
           California
--------------------------------------------------------------------------------
                          SOLE VOTING POWER
                   7
                                        112,812
                   -------------------------------------------------------------
   NUMBER OF              SHARED VOTING POWER
    SHARES         8
 BENEFICIALLY                           -0-
   OWNED BY        -------------------------------------------------------------
     EACH                 SOLE DISPOSITIVE POWER
   REPORTING       9
     PERSON                             -0-
      WITH         -------------------------------------------------------------
                          SHARED DISPOSITIVE POWER
                   10
                                        112,812
--------------------------------------------------------------------------------
         AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
   11
           353,400
--------------------------------------------------------------------------------
         CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions)

--------------------------------------------------------------------------------
         CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions)

   12      [X]     The amount in Row 11 above excludes a total of 912,275 shares of Common Stock of Celeritek, Inc. beneficially owned by members of the Celeritek Shareholder Protective Committee (which Committee is discussed in further detail in Item 4 hereof) other than Kevin Douglas, who is the only Reporting Person hereunder who is a member of such Committee.
--------------------------------------------------------------------------------
         PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
  13
           2.9% (2)
--------------------------------------------------------------------------------
         TYPE OF REPORTING PERSON (See Instructions)
  14
           OO
--------------------------------------------------------------------------------

(1) James E. Douglas, Jr. and Jean A. Douglas, husband and wife, are each a co-trustee.

(2) Calculated based on 12,340,644 shares of Celeritek, Inc.'s Common Stock outstanding as of January 31, 2003, as reported in its quarterly report on Form 10-Q for the quarter ended December 31, 2002 and filed with the Securities and Exchange Commission on February 10, 2003.

                                  SCHEDULE 13D
--------------------------------------------------------------------------------
CUSIP No. 150926103
--------------------------------------------------------------------------------
         NAMES OF REPORTING PERSONS                I.R.S. IDENTIFICATION NOS. OF
   1                                               ABOVE PERSONS (Entities Only)
           James Douglas and Jean Douglas Irrevocable Descendants'
           Trust (1)
--------------------------------------------------------------------------------
         CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)
   2       (a)  [ ]
           (b)  [X]  Joint Filing (see Row 12 below and Item 5(a)-(b) hereof)
--------------------------------------------------------------------------------
         SEC USE ONLY
   3
--------------------------------------------------------------------------------
         SOURCE OF FUNDS (See Instructions)
   4
           OO
--------------------------------------------------------------------------------
         CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)
   5
           [ ]
--------------------------------------------------------------------------------
         CITIZENSHIP OR PLACE OF ORGANIZATION
   6
           California
--------------------------------------------------------------------------------
                          SOLE VOTING POWER
                   7
                                        107,480
                   -------------------------------------------------------------
   NUMBER OF              SHARED VOTING POWER
    SHARES         8
 BENEFICIALLY                           -0-
   OWNED BY        -------------------------------------------------------------
     EACH                 SOLE DISPOSITIVE POWER

      EACH
    REPORTING
     PERSON        9                    107,480
      WITH         -------------------------------------------------------------
                          SHARED DISPOSITIVE POWER
                   10
                                        -0-
--------------------------------------------------------------------------------
         AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
   11
           353,400
--------------------------------------------------------------------------------
         CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions)

   12      [X]     The amount in Row 11 above excludes a total of 912,275 shares of Common Stock of Celeritek, Inc. beneficially owned by members of the Celeritek Shareholder Protective Committee (which Committee is discussed in further detail in Item 4 hereof) other than Kevin Douglas, who is the only Reporting Person hereunder who is a member of such Committee.
--------------------------------------------------------------------------------
         PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
   13
           2.9% (2)
--------------------------------------------------------------------------------
         TYPE OF REPORTING PERSON (See Instructions)
   14
           OO
--------------------------------------------------------------------------------

(1) Kevin Douglas and Michelle Douglas, husband and wife, are each a co-trustee.

(2) Calculated based on 12,340,644 shares of Celeritek, Inc.'s Common Stock outstanding as of January 31, 2003, as reported in its quarterly report on Form 10-Q for the quarter ended December 31, 2002 and filed with the Securities and Exchange Commission on February 10, 2003.

ITEM 1.    SECURITY AND ISSUER.

         Common Stock of Celeritek, Inc. ("Celeritek")
         3236 Scott Blvd.
         Santa Clara, CA 95054

         CUSIP No. 150926103

ITEM 2.    IDENTITY AND BACKGROUND.

         (1)(a)   Kevin Douglas

         (b)      1101 Fifth Avenue, Suite 360
                  San Rafael, California 94901

         (c) Kevin Douglas is currently the Chairman of the Board of Douglas Telecommunications, Inc., an operator of cellular properties. The business address of Douglas
                  Telecommunications, Inc. is set forth in (1)(b) above.

         (d)      None

         (e)      None

         (f)      United States

         (2)(a)   James E. Douglas, III

         (b)      1101 Fifth Avenue, Suite 360
                  San Rafael, California 94901

         (c) James E. Douglas, III is currently a teacher with the Milpitas Unified School District, the business address of which is 1331
                  E. Calaveras Boulevard, Milpitas, California 95035.

         (d)      None

         (e)      None

         (f)      United States

         (3)(a)   Douglas Family Trust
                  James Douglas and Jean Douglas Irrevocable Descendants' Trust

         (b)      1101 Fifth Avenue, Suite 360
                  San Rafael, California 94901

         (c)      Not applicable

         (d)      None

         (e)      None

         (f)      California

ITEM 3.    SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION

         Not applicable.

ITEM 4.    PURPOSE OF TRANSACTION

         This Schedule 13D relates to Kevin Douglas' agreement on February 27, 2003 to participate in the Celeritek Shareholder Protective Committee (the "Committee"). The Committee issued a press release on March 5, 2003, a copy of which is attached hereto as Exhibit B, announcing the formation of the Committee. The initial members of the Committee include one Reporting Person hereunder, Kevin Douglas, as well as the following other shareholders of
Celeritek: Lloyd Miller, B. Riley and Co., Inc., B. Riley and Co. Holdings, LLC and Bricoleur Capital Management LLC ("Bricoleur"). Kevin Douglas has agreed to participate in the Committee to explore ways of encouraging Celeritek's Board of Directors to (i) improve Celeritek's corporate governance, (ii) redeem Celeritek's "poison pill" and (iii) be open to purchase offers for Celeritek. Among other things, Kevin Douglas is willing to participate in consideration by the Committee of the following potential actions:

         1. Calling a special shareholder meeting to remove the present members of the Board of Directors of Celeritek and replace them with directors who will be more open to corporate governance concerns of shareholders or, alternatively, nominating one or more candidates in opposition to the candidates nominated by the Board of Directors of Celeritek for election at Celeritek's 2003 annual shareholder meeting; and

         2. Proposing to the shareholders for consideration at Celeritek's 2003 annual shareholder meeting, or endorsing or supporting certain proposals submitted by others relating to: (a) a recommendation that the Board of Directors of Celeritek redeem the "poison pill"; (b) amendments to Celeritek's Bylaws to require that the chairman of the Board of Directors be an outside director; and (c) a demand that Celeritek refrain from making long-term, zero-interest loans to its officers and employees.

         Kevin Douglas, James E. Douglas, III, the Douglas Family Trust and the James Douglas and Jean Douglas Irrevocable Descendants' Trust (individually, a "Reporting Person" and, collectively, the "Reporting Persons") understand that a proposal was submitted on behalf of Bricoleur on February 27, 2003, for inclusion in Celeritek's proxy statement to be delivered in connection with its 2003 annual meeting of shareholders, requesting that the Board of Directors of Celeritek redeem Celeritek's "poison pill." A copy of that proposal is attached hereto as Exhibit C.

         The Reporting Persons understand that a proposal was submitted on behalf of Lloyd Miller on February 27, 2003, for inclusion in Celeritek's proxy statement to be delivered in connection with its 2003 annual meeting of shareholders, to amend Celeritek's Bylaws to, among other things, require that the chairman of the Board of Directors be an outside director. A copy of that proposal is attached hereto as Exhibit D.

         On March 11, 2003, the members of the Committee agreed to call a special meeting of Celeritek's shareholders to remove the current members of Celeritek's Board of Directors and replace them with the following individuals:
Kevin Douglas, Kenneth Potashner, Milton Borkowski, Bryant Riley and Lloyd

Page 8 0f 14

Miller. A copy of the letter evidencing this agreement is attached hereto as Exhibit E. The Reporting Persons understand that on March 12, 2003, a demand to call a special meeting of shareholders was delivered to Celeritek. The Reporting Persons further understand that on March 19, 2003, a second demand was delivered to Celeritek with certain changes to address technical objections of Celeritek's management to the validity of the first demand. A copy of these first and second demands is attached hereto as Exhibit F.

         Depending on overall market conditions, other investment opportunities, and the availability of shares of Celeritek's stock at desirable prices, any or all of the Reporting Persons may acquire additional shares of Celeritek stock in open market or private transactions on such terms and at such times as they deem appropriate.

         Any or all of the Reporting Persons may, from time to time, evaluate various activities with respect to Celeritek in addition to or instead of those described above, including some that may be intended to influence the activities of Celeritek or its Board of Directors. Any or all of the Reporting Persons may, on their own, acting together with members of the Committee, and/or acting together with one or more other persons, take action with respect to Celeritek, including, without limitation, engaging in discussions with management and the Board of Directors of Celeritek, communicating with other shareholders of Celeritek, seeking alternative board representation, making proposals to Celeritek concerning its capitalization and operations, buying additional shares of Celeritek stock or selling some or all of the shares of Celeritek stock over which they, individually or collectively, exercise dispositive power. Any or all of the Reporting Persons may change their intention with respect to any or all of the matters referred to in this Schedule 13D.

ITEM 5.    INTEREST IN SECURITIES OF THE ISSUER

         (a)-(b) Reference is made to Rows 7-11 and 13 of each of the cover pages of this Schedule 13D, which Rows are incorporated by reference herein. According to Celeritek's quarterly report on Form 10-Q for the quarter ended December 31, 2002, as filed with the Securities and Exchange Commission on February 10, 2003, there were 12,340,644 shares of its Common Stock outstanding as of January 31, 2003. As of the date of filing of this Schedule 13D, the Reporting Persons hold directly the following number of shares of Celeritek's Common Stock:

                                                                 SHARES OF COMMON STOCK
          REPORTING PERSON                                           DIRECTLY HELD
---------------------------------------------------------------------------------------
Kevin Douglas (1)                                                       125,768

James E. Douglas, III                                                     7,340

Douglas Family Trust                                                    112,812

James Douglas and Jean Douglas Irrevocable
Descendants' Trust                                                      107,480
                                                                        -------

Total                                                                   353,400

(1) As referenced above, Kevin Douglas and his wife, Michelle Douglas, hold 125,768 shares both directly and jointly.

         Kevin Douglas has (i) shared voting and shared dispositive power with respect to all 125,768 shares he holds directly and jointly with his wife, Michelle Douglas; (ii) shared dispositive power with respect to all 7,340 shares held directly by James E. Douglas, III and all 112,812 shares held directly by the Douglas Family Trust pursuant to written authorizations, in the form attached hereto as Exhibit H; and (iii) shared voting and shared dispositive power, in his capacity as co-trustee, with respect to all 107,480 shares held directly by the James Douglas and Jean Douglas Irrevocable Descendants' Trust. James E. Douglas, III has sole voting power with respect to all 7,340 shares he holds directly and has shared dispositive power along with Kevin Douglas with respect to all of such shares. The Douglas Family Trust has sole voting power with respect to all 112,812 shares it holds directly and has shared dispositive power along with Kevin Douglas with respect to all of such shares. The James Douglas and Jean Douglas Irrevocable Descendants' Trust has sole voting and sole dispositive power with respect to all 107,480 shares it holds directly.

         Each of the Reporting Persons may be deemed a member of a "group" within the meaning of Section 13(d)(3) of the Securities Exchange Act of 1934, as amended (the "Exchange Act"), or Rule 13d-5 promulgated under the Exchange Act with one or more of the other Reporting Persons. Although the Reporting Persons are reporting such securities as if they were members of a "group," the filing of this Schedule 13D shall not be construed as an admission by any Reporting Person that such Reporting Person is a beneficial owner of any securities other than those directly held by such Reporting Person.

         Based on Schedules 13D (and amendments thereto) filed by certain members of the Committee, the Reporting Persons understand that the Committee may be deemed to beneficially own an aggregate of 1,265,675 shares of Celeritek's Common Stock (including an option held by clients of Bricoleur to purchase 12,400 shares of Celeritek's Common Stock), or 10.25% of the shares of Celeritek's Common Stock outstanding as of January 31, 2003. The Reporting Persons understand that the members of the Committee may be deemed to beneficially own the following number of shares:

                                                                 SHARES OF COMMON STOCK
          COMMITTEE PERSON                                         BENEFICIALLY OWNED
---------------------------------------------------------------------------------------
Kevin Douglas                                                             353,400

B. Riley and Co., Inc.                                                    133,092

B. Riley and Co. Holdings, LLC                                             10,000

Bricoleur                                                                 537,083

Lloyd Miller                                                              232,100
                                                                          -------

Total                                                                   1,265,675

         One or more of the Reporting Persons may be deemed a member of a "group" within the meaning of Section 13(d)(3) of the Exchange Act or Rule 13d-5 promulgated under the Exchange Act with the other members of the Committee. Nonetheless, the filing of this Schedule 13D shall not be construed as an admission by any Reporting Person that such Reporting Person is a beneficial owner of any securities other than those directly held by such Reporting Person.

         (c)(1)   During the 60-day period before the date of filing of this
Schedule 13D, Kevin Douglas made no sales of Common Stock of Celeritek but made purchases as follows:

  DATE            NUMBER OF SHARES        PRICE PER SHARE       TYPE OF TRANSACTION
  ----            ----------------        ---------------       -------------------
1/27/03                11,300                  $6.44             Broker transaction

2/05/03                 6,060                  $6.68             Broker transaction

2/06/03                   560                  $6.89             Broker transaction

2/07/03                10,020                  $6.84             Broker transaction

2/10/03                    43                  $6.80             Broker transaction

2/11/03                 1,420                  $6.86             Broker transaction

2/12/03                   300                  $6.86             Broker transaction

2/13/03                   390                  $6.86             Broker transaction

2/14/03                    85                  $6.83             Broker transaction

2/18/03                11,310                  $6.83             Broker transaction

2/21/03                   130                  $7.18             Broker transaction

2/24/03                 1,250                  $6.85             Broker transaction

         (c)(2)   During the 60-day period before the date of filing of this
Schedule 13D, James E. Douglas, III made no sales of Common Stock of Celeritek but made purchases as follows:

  DATE            NUMBER OF SHARES        PRICE PER SHARE       TYPE OF TRANSACTION
-------           ----------------        ---------------       -------------------
2/05/03                1,410                   $6.70             Broker transaction

2/06/03                  130                   $6.86             Broker transaction

2/07/03                2,330                   $6.86             Broker transaction

2/10/03                   10                   $6.80             Broker transaction

2/11/03                  330                   $6.86             Broker transaction

2/12/03                   70                   $6.86             Broker transaction

2/13/03                   90                   $6.86             Broker transaction

2/14/03                   20                   $6.83             Broker transaction

2/18/03                2,630                   $6.85             Broker transaction

2/21/03                   30                   $8.20             Broker transaction

2/24/03                  290                   $6.97             Broker transaction

         (c)(3)   During the 60-day period before the date of filing of this
Schedule 13D, the Douglas Family Trust made no sales of Common Stock of Celeritek but made purchases as follows:

  DATE            NUMBER OF SHARES        PRICE PER SHARE       TYPE OF TRANSACTION
  ----            ----------------        ---------------       -------------------
1/22/03                11,200                  $6.44             Broker transaction

2/05/03                 3,810                  $6.69             Broker transaction

2/06/03                   350                  $6.87             Broker transaction

2/07/03                 6,290                  $6.85             Broker transaction

2/10/03                    27                  $6.80             Broker transaction

2/11/03                   890                  $6.86             Broker transaction

2/12/03                   190                  $6.86             Broker transaction

2/13/03                   240                  $6.86             Broker transaction

2/14/03                    55                  $6.83             Broker transaction

2/18/03                 7,100                  $6.84             Broker transaction

  DATE            NUMBER OF SHARES        PRICE PER SHARE       TYPE OF TRANSACTION
  ----            ----------------        ---------------       -------------------
2/05/03                 3,810                  $6.69             Broker transaction

2/06/03                   350                  $6.87             Broker transaction

2/07/03                 6,290                  $6.85             Broker transaction

2/10/03                    27                  $6.80             Broker transaction

2/11/03                   890                  $6.86             Broker transaction

2/12/03                   190                  $6.86             Broker transaction

2/13/03                   240                  $6.86             Broker transaction

2/14/03                    55                  $6.83             Broker transaction

2/18/03                 7,100                  $6.84             Broker transaction

2/21/03                    80                  $7.43             Broker transaction

2/24/03                   780                  $6.86             Broker transaction

         (c)(4)   During the 60-day period before the date of filing of this
Schedule 13D, the James Douglas and Jean Douglas Irrevocable Descendants' Trust made no sales of Common Stock of Celeritek but made purchases as follows:

  DATE            NUMBER OF SHARES        PRICE PER SHARE       TYPE OF TRANSACTION
  ----            ----------------        ---------------       -------------------
1/27/03                11,200                  $6.44             Broker transaction

2/05/03                 2,820                  $6.69             Broker transaction

2/06/03                   260                  $6.87             Broker transaction

2/07/03                 4,660                  $6.85             Broker transaction

2/10/03                    20                  $6.80             Broker transaction

2/11/03                   660                  $6.86             Broker transaction

2/12/03                   140                  $6.86             Broker transaction

2/13/03                   180                  $6.86             Broker transaction

2/14/03                    40                  $6.83             Broker transaction

2/18/03                 5,260                  $6.84             Broker transaction

2/21/03                    60                  $6.86             Broker transaction

2/24/03                   580                  $6.86             Broker transaction

         (d)      Not applicable.

         (e)      Not applicable.

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER

         Kevin Douglas and James E. Douglas, III are siblings; James E. Douglas, Jr. and Jean A. Douglas are their parents.

         As noted in Item 5(a)-(b) hereof, each of James E. Douglas, III and the Douglas Family Trust, pursuant to written authorizations in the form attached hereto as Exhibit H, has granted Kevin Douglas the authority to buy, sell and trade securities, including shares of Common Stock of Celeritek, in the respective brokerage accounts of James E. Douglas, III and the Douglas Family Trust. In general, these authorizations are effective until revoked by James E. Douglas, III or the Douglas Family Trust, as the case may be.

         Each of the Reporting Persons has executed a power of attorney, in the form attached hereto as Exhibit I, authorizing each of Tim McGaw, Eileen Davis and Kevin Douglas, acting either individually or together as the Reporting Persons' attorney-in-fact, to, among other things: prepare, execute and deliver filings required by Section 13(d) of the Exchange Act with respect to securities of Celeritek; and obtain on the Reporting Persons' behalf information regarding transactions in the Company's securities.

         The Reporting Persons have entered into the Joint Filing Agreement attached hereto as Exhibit A.

         Kevin Douglas agreed to participate in the Committee after receiving a letter of invitation in the form attached hereto as Exhibit G.

         Pursuant to a letter agreement dated March 11, 2003, Kevin Douglas agreed with the other members of the Committee to the calling of a special meeting of Celeritek's shareholders for the purpose of removing the current members of Celeritek's Board of Directors and replacing them with Kevin Douglas, Kenneth Potashner, Milton Borkowski, Bryant Riley and Lloyd Miller. A copy of the letter agreement is attached hereto as Exhibit E. A copy of the first and second demands for the calling of a special meeting of shareholders of Celeritek is attached hereto as Exhibit F.

ITEM 7.    MATERIAL TO BE FILED AS EXHIBITS

         Exhibit A:  Joint Filing Agreement among the Reporting Persons

         Exhibit B:  Press release announcing formation of the Shareholder
                     Protective Committee

         Exhibit C:  Proposal for inclusion in the Annual Meeting Proxy
                     Statement of Celeritek relating to redemption of Rights provided in the Preferred Shares Rights Agreement dated March 25, 1999

         Exhibit D:  Proposal for inclusion in the Annual Meeting Proxy
                     Statement of Celeritek relating to Bylaw amendments requiring that the chairman of the Board of Directors be an outside director and to other matters

         Exhibit E:  Agreement of Kevin Douglas regarding the calling of a special meeting of Celeritek's shareholders and the replacement of Celeritek's Board of Directors

         Exhibit F:  First and second demands for the calling of a special meeting of shareholders

         Exhibit G:  Form of letter to shareholders of Celeritek inviting them to join the Shareholder Protective Committee

         Exhibit H:  Form of Smith Barney Inc. Security Account Limited
                     Discretionary Authorization

         Exhibit I:  Power of Attorney relating to filings required by
                     Section 13(d) of the Exchange Act and securities of Celeritek

                                    SIGNATURE

         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

         Date: March 31, 2003                   /s/ Kevin Douglas
                                                -----------------------------
                                                Kevin Douglas

         Date: March 31, 2003                   /s/ James E. Douglas, III
                                                -----------------------------
                                                James E. Douglas, III

         Date: March 31, 2003                  DOUGLAS FAMILY TRUST

                                                By: /s/ James E. Douglas, Jr.
                                                -----------------------------
                                                       James E. Douglas, Jr.
                                                Title: Trustee

                                                By: /s/ Jean A. Douglas
                                                -----------------------------
                                                       Jean A. Douglas
                                                Title: Trustee

         Date: March 31, 2003                  JAMES DOUGLAS AND JEAN DOUGLAS
                                                IRREVOCABLE DESCENDANTS' TRUST

                                                By: /s/ Kevin Douglas
                                                -----------------------------
                                                       Kevin Douglas
                                                Title: Trustee

                                                By: /s/ Michelle Douglas
                                                -----------------------------
                                                       Michelle Douglas
                                                Title: Trustee

The original statement shall be signed by each person on whose behalf the statement is filed or his authorized representative. If the statement is signed on behalf of a person by his authorized representative (other than an executive officer or general partner of this filing person), evidence of the representative's authority to sign on behalf of such person shall be filed with the statement; provided, however, that a power of attorney for this purpose which is already on file with the Commission may be incorporated by reference. The name and any title of each person who signs the statement shall be typed or printed beneath his signature.

            ATTENTION: INTENTIONAL MISSTATEMENTS OR OMISSIONS OF FACT CONSTITUTE FEDERAL CRIMINAL VIOLATIONS (SEE 18 U.S.C. 1001).

                                    EXHIBIT A

                             JOINT FILING AGREEMENT

         This Joint Filing Agreement (this "Agreement") hereby confirms the agreement by and among all of the undersigned that the Schedule 13D to which this Agreement is attached as Exhibit A with respect to the beneficial ownership of the undersigned of shares of Celeritek, Inc.'s Common Stock is being filed on behalf of each of the undersigned. This Agreement may be executed in two or more counterparts, each of which shall be deemed an original, but all of which together shall constitute one and the same instrument.

         Date: March 31, 2003                   /s/ Kevin Douglas
                                                -------------------------
                                                Kevin Douglas

         Date: March 31, 2003                   /s/ James E. Douglas
                                                -------------------------
                                                James E. Douglas, III

         Date: March 31, 2003                  DOUGLAS FAMILY TRUST

                                                By: /s/ James E. Douglas
                                                ---------------------------
                                                       James E. Douglas, Jr.
                                                Title: Trustee

                                                By: /s/ Jean A. Douglas
                                                ---------------------------
                                                       Jean A. Douglas
                                                Title: Trustee

         Date: March 31, 2003                  JAMES DOUGLAS AND JEAN DOUGLAS
                                                IRREVOCABLE DESCENDANTS' TRUST

                                                By: /s/ Kevin Douglas
                                                ----------------------------
                                                      Kevin Douglas
                                                Title: Trustee

                                                By: /s/ Michelle Douglas
                                                ----------------------------
                                                       Michelle Douglas
                                                Title: Trustee

                                                                       EXHIBIT B

Contacts
MacKenzie Partners, Inc.
Steven C. Balet
(212) 929-5500

                   CELERITEK SHAREHOLDER PROTECTIVE COMMITTEE
                 ANNOUNCES FORMATION - MAY SEEK SPECIAL MEETING
                          TO REPLACE BOARD OF DIRECTORS

         NEW YORK, NEW YORK - MARCH 5, 2003 - Shareholders of Celeritek, Inc. (Nasdaq: CLTK) announced today the formation of the Celeritek Shareholder Protective Committee. The announcement was made through the filing of an amendment to a Schedule 13D with the Securities and Exchange Commission by a few members of the Shareholder Committee.

         The Shareholder Committee was formed for the purpose of encouraging Celeritek's board of directors to improve Celeritek's corporate governance, to remove Celeritek's poison pill and to be more receptive and not discourage formal purchase offers for Celeritek. The Committee members, including Bricoleur Capital Management, Kevin Douglas, Lloyd Miller, B. Riley and Co. Inc., B. Riley and Co. Holdings LLC, collectively own 10.26% of the common stock of Celeritek.

         The Shareholder Committee is considering calling a special meeting of shareholders to propose replacing Celeritek's current board of directors with those who will be more open to the corporate governance concerns of shareholders.

         The Shareholder Committee stated, "The board appears to be entrenched and uninterested in maximizing shareholder value. In particular, the board apparently has rebuffed an indication of interest from a potential acquirer."

         In addition to corporate governance issues, the Shareholder Committee is also troubled by company loans to certain employees which are classified as "relocation loans" but which have maturities through 2019 and bear no interest rate.

                                      ###

                                                                       EXHIBIT C

PROPOSAL FOR INCLUSION IN CELERITEK'S ANNUAL MEETING PROXY STATEMENT PROPOSAL:

         The shareholders of Celeritek, Inc. (the "Company") hereby request that the Board of Directors (the "Board") redeem the Rights described in the Preferred Shares Rights Agreement dated March 25, 1999, between the Company and BankBoston, N.A. (the "Rights Agreement"); and request further that the Board not reinstitute or replace the Rights Agreement with any other form of "poison pill."

STATEMENT BY SHAREHOLDER IN SUPPORT OF THE PROPOSAL:

         The Rights Agreement, which the Board put in place without shareholder approval, issued Preferred Stock Purchase Rights, commonly referred to as a poison pill (the "Poison Pill"). The Poison Pill makes the cost of acquiring the Company prohibitively expensive for a potential acquirer, unless the acquirer first obtains the endorsement of the Board. Poison Pills, like the one adopted by our Board, can pose such an obstacle to takeovers that management becomes entrenched. We believe that the entrenchment of management, and the lack of accountability that results, can adversely affect shareholder value. Our Board recently discouraged a proposal to discuss alternatives by Aneren Microwave and we believe the Poison Pill helps them feel secure in doing so.

         The Board justified its adoption of the Poison Pill by stating that the rights are designed to protect and maximize the value of the outstanding equity interests of the Company in the event of an unsolicited attempt by an acquiror to take over the Company. We do not share the view of the Board that our Company needs to be "protected" from a purchase offer. Shareholders can decide for themselves if we want to accept an offer. We believe liquidating company assets would maximize shareholder value but The Poison Pill vastly increases the cost to a potential bidder of any merger or sale that our entrenched Board does not approve.

         Our Board Members are not significant stockholders and have rewarded management generously even though the Company does not have a strong earnings history and in fact has an accumulated deficit of over $35 million. Other management teams may be willing to pay more than the current stock price in the belief that they could profitably deploy the company's assets. With the protection of the Pill, our board can discourage any such proposals.

         We strongly believe that it is the shareholders, who are the owners of the Company, not the directors and managers, who merely act as agents for the owners, who should have the right to decide what is or is not a fair price for their shareholdings. In order for this to occur, however, the Board must vote to redeem the Poison Pill. Thus, we are encouraging shareholders to vote in favor of a "request" to the Board to redeem the pill. Redemption of the Company's Poison Pill would allow shareholders to consider all tender offers, not just those endorsed by incumbent management.

                                                                       EXHIBIT D

PROPOSAL FOR INCLUSION IN CELERITEK'S ANNUAL MEETING PROXY STATEMENT PROPOSAL:

         That Section 5.6 of the Company's bylaws be amended and restated to read as follows:

                  SECTION 5.6 CHAIRMAN OF THE BOARD. The chairman of the board shall be an outside director, and if present, shall preside at meetings of the board of directors and exercise and perform such other powers and duties as may from time to time be assigned to him by the board of directors or as may be prescribed by these bylaws.

         That Section 5.7 of the Company's bylaws be amended and restated to read as follows:

                  SECTION 5.7 PRESIDENT. The president shall be the chief executive officer of the corporation and shall, subject to the control of the board of directors, have general supervision, direction, and control of the business and the officers of the corporation. He shall preside at all meetings of the shareholders and, in the absence of a chairman of the board, at all meetings of the board of directors. He shall have the general powers and duties of management usually vested in the office of president of a corporation, and shall have such other powers and duties as may be prescribed by the board of directors or these bylaws.

STATEMENT BY SHAREHOLDER IN SUPPORT OF THE PROPOSAL:

         Currently, the Company's bylaws provide that if there is no President, then the Chairman of the Board will have the power given to the President by
Section 5.7 of the Company's bylaws. Amending Sections 5.6 and 5.7 of the Company's bylaws to provide that the Chairman of the Board cannot also be the President, will lessen the potential power and control that one person could have over the Company and its affairs. The requirement proposed by the amendment to Section 5.6 that the Chairman of the Board be an outside director also improves corporate governance. An outside director is generally a director who is not a current employee of the Company, is not a former employee who receives compensation for prior services; has not been an officer of the Company, and does not receive, directly or indirectly, remuneration from the Company in any capacity other than as a director. Therefore, the requirement that the Chairman of the Board be an outside director helps assure independence. I encourage you to vote for the approval of these amendments to the Company's bylaws.

                                                                       EXHIBIT E

                                 B. RILEY & CO.

         11150 SANTA MONICA BOULEVARD, SUITE 750 - LOS ANGELES, CA 90025
                  TELEPHONE (310) 966-1444 FAX (310) 966-1448
                               MEMBER NASD & SIPC

March 10, 2003

TO MEMBERS OF THE CELERITEK SHAREHOLDER PROTECTIVE COMMITTEE

Gentlemen:

Thank you for agreeing with me to help form the committee and consider the matters which I raised in my earlier letter dated February 27, 2003. As a result of our continuing discussions, I believe it is not appropriate to wait until the Company's annual meeting and determine the response of the board of directors to our request to redeem the "poison pill" but that somewhat more significant efforts to make the Celeritek board of directors be responsive to shareholder concerns would be appropriate. I think you will agree that the best course of action would be to call a special meeting of shareholders to remove the board of directors and replace them with a slate which will be more open to shareholder concerns.

I realize that up until now none of us have been committed to any course of action. Once we sign the enclosed letter, we will all have agreed, not only to call the meeting, but to support the nominees. Obviously, one of more of us could withdraw at some future point, but at least for the time being we all need to agree.

After considering our discussions, I have prepared and am enclosing with this letter a form of a demand upon our board of directors to convene a special meeting for the purpose of removing the board and electing a new slate of directors, as named in the notice. I have prepared the demand in a form which I believe complies with the bylaws of Celeritek and request that each of you sign it so that we will have the requisite signature by holders of 10% of the stock. I also ask that you look at the information about your own holdings, which is contained in Exhibit C to the letter, and advise me immediately if any of the information presented there is incorrect. Once I receive your signatures back on the demand, I intend to deliver it to Celeritek before the close of business on March 10, 2003. If I receive signatures on a delayed basis, we will need to change the requested date of the meeting since the bylaws require sixty days after the notice is delivered before the proposed meeting date. I will therefore assume, when I receive your signed copy, that if I do not receive all the copies in time I have your permission to change the date of the meeting before sending the letter.

If I have understood our discussions incorrectly, please call me so that we can clarify the situation. Otherwise, I would request a prompt return of three signed copies of this letter and an immediate return of one by facsimile.

Thanks again for your help. I am confident that with our efforts we can do something to get the board of directors more responsive to shareholder interests.

                                   Sincerely,

                                   Bryant Riley

AGREED_______________________

DATED________________________

                                                                       EXHIBIT F

TO: Secretary of Celeritek, Inc.

         The undersigned, the holder(s) of shares entitled to cast not less than 10 percent of the votes of Celeritek, Inc. ("Celeritek") do hereby call a special meeting of the shareholders of said corporation to be held on May 12, 2003 at 10:00 a.m. Pacific time for the purpose of considering and acting upon the following matter:

                  To remove the current members of Celeritek, Inc.'s board of directors and replace them with the following individuals:

                           A.       Kevin Douglas

                           B.       Kenneth Potashner

                           C.       Milton Borkowski

                           D.       Bryant Riley

                           E.       Lloyd Miller

         Attached as Exhibit A is all the information relating to each nominee for election as a director that is required to be disclosed in solicitations of proxies for election of directors in an election context, or as otherwise required, in each case pursuant to Regulation 14A under the Securities Exchange Act of 1934, as amended, and Rule 14A-11 thereunder.

         Attached as Exhibit B hereto are each nominee's written consent to being named in the proxy statement as a nominee and to serving as a director if elected.

         Attached as Exhibit C hereto are the names and addresses of each shareholder giving this notice (listed below) as such names and addresses appear on Celeritek's books and the class and number of shares of Celeritek which are owned beneficially and of record by each such shareholder.

         You are directed to give notice of said meeting, in the manner prescribed by the Bylaws of said corporation and applicable law, to all shareholders entitled to receive notice of, and to vote at, the meeting.

         DATED: March 11, 2003
                                              BRICOLEUR CAPITAL
                                              MANAGEMENT

                /s/ LLOYD MILLER              By: /s/ ROBERT M. POOLE
            -----------------------              -----------------------------
                    Lloyd Miller              Its: Management Committee Member

                                              B. RILEY AND CO. INC.

                /s/ KEVIN DOUGLAS             By: /s/ BRYANT RILEY
            -----------------------              -----------------------------
                    Kevin Douglas             Its: Management Committee Member

      TO: Secretary of Celeritek, Inc.

      The undersigned, the holder(s) of shares entitled to cast not less than 10 percent of the votes of Celeritek, Inc. ("Celeritek") do hereby call a special meeting of the shareholders of said corporation to be held on May 19, 2003 at 10:00 a.m. Pacific time for the purpose of considering and acting upon the following matter:

            To remove the current members of Celeritek, Inc.'s board of directors and replace them with the following individuals:

                           A.  Kevin Douglas

                           B.  Kenneth Potashner

                           C.  Milton Borkowski

                           D.  Bryant Riley

                           E.  Lloyd Miller

      Attached as Exhibit A is all the information relating to each nominee for election as a director that is required to be disclosed in solicitations of proxies for election of directors in an election context, or as otherwise required, in each case pursuant to Regulation 14A under the Securities Exchange Act of 1934, as amended, and Rule 14A-11 thereunder.

      Attached as Exhibit B hereto are each nominee's written consent to being named in the proxy statement as a nominee and to serving as a director if elected.

      Attached as Exhibit C hereto are the names and addresses of each shareholder giving this notice (listed below) as such names and addresses appear on Celeritek's books and the class and number of shares of Celeritek which are owned beneficially and of record by each such shareholder.

      You are directed to give notice of said meeting, in the manner prescribed by the Bylaws of said corporation and applicable law, to all shareholders entitled to receive notice of, and to vote at, the meeting.

      DATED: March 19, 2003

                                           Bricoleur Capital Management,
                                           On behalf of itself and on behalf
                                           Of the trusts, partnerships and funds
                                           Listed opposite its name on Exhibit C

                                           By:  /s/ Robert M. Poole
                                              ---------------------------------
/s/ Lloyd Miller                           Its:     Management Committee Member
---------------------------------

Lloyd Miller, on behalf of
himself and on behalf of
the trusts listed opposite his
name on Exhibit C

                                            B. Riley and Co. Inc.

/s/ Kevin Douglas                           By:  /s/ Bryant Riley
---------------------------------              ---------------------------------
Kevin Douglas, on behalf of                 Its:     CEO
himself and on behalf of the
trusts listed opposite his name
on Exhibit C

/s/ Michelle M. Douglas                     B. Riley and Co. Holdings, LLC
---------------------------------
Michelle M. Douglas, on behalf
Of herself and on behalf of the             By:  /s/Bryant Riley
Trusts listed opposite her name                ---------------------------------
On Exhibit C                                Its:     CEO

/s/James E. Douglas
--------------------------------------------
James E. Douglas III

                                                                       EXHIBIT G

Ladies and Gentlemen:

         I have been concerned for several months about the apparent course of action being taken by the Celeritek board of directors.

         The board appears to be entrenched and uninterested in maximizing shareholder value. In particular, the board has apparently rebuffed an indication of interest by Anaren Microwave, Inc. In response to a request from Anaren to do exploratory "due diligence" for a possible combination or acquisition proposal, the Celeritek board of directors sent a confidentiality agreement which included an onerous two-year standstill agreement. Previously, the company amended its charter to include a so-called "poison pill" designed to make it difficult for anyone to acquire the company without the board of directors' approval.

         While these "pills" are sometimes touted as giving a board time to negotiate with potential acquirers, in Celeritek's case the pill only serves to entrench the board of directors and management, who has failed to produce earnings. In addition, the directors and management are handsomely compensated and are in comfort in the presence of this poison pill to continue themselves in office, while fending off would-be acquirers.

         If you share my concerns, I invite you to join with me in forming the "Celeritek Shareholder Protective Committee". The purpose of this committee will be to encourage our board of directors to remove the poison pill, to be open to purchase offers (rather than discouraging them) and to improve the company's corporate governance.

         I am willing to serve as chairman of the committee. If you join with me as members of the committee, I will consult with you before having the committee take any action. Initially, however, I propose that the committee consider taking the following actions:

         - Calling a special shareholder meeting to remove the present members of the board of directors and replace them with directors who will be more open to corporate governance concerns of shareholders, or alternately running one or more candidates in opposition to the board of director-nominated candidates at the company's next annual meeting. We will need to make a decision about whether to nominate members to the board of directors on or before April 22, 2003.

         - Endorsing the action taken by one of our committee members to submit a shareholder proposal for the 2003 annual meeting, recommending that the board repeal the "poison pill";

         - Endorsing the action taken by one of our committee members to submit a shareholder proposal for the 2003 annual meeting requiring that the bylaws be amended to provide for an independent outside director to serve as chairman of the company's board (a corporate governance reform that would be particularly beneficial in light of recent corporate scandals);

         - Demanding that the company cease the practice of making long-term zero-interest loans to officers and employees.

         If you join the committee, you will be in accordance to work with us to support the proposal to redeem the poison pill and intend to vote your shares to that effect. As a result, as we will have agreed to vote in common on this provision, we may be deemed a "group" for purposes of Section 13D of the Securities Exchange Act of 1934. I will therefore need to amend my statement on
Schedule 13D to state that I have entered into the committee arrangement with you and that we may be deemed to be formalized in a group, although I will disclaim any right to vote your shares or control your buying and selling decisions. You may wish to do the same, and if you wish assistance in filing your own statement on Schedule 13D, I will provide assistance in this regard.

         Please send me back a return fax or e-mail indicating your willingness to be named as a committee member.

         As always, I am available to discuss any of these concerns with you at your convenience.

                                   Sincerely,

                                   Bryant R. Riley

         As noted above, I have already agreed to join and have submitted one of the proposals described above.

                                                                      Exhibit H

SECURITY ACCOUNT                                            SALOMON SMITH BARNEY
LIMITED DISCRETIONARY AUTHORIZATION                 A member of citigroup [LOGO]

THIS AUTHORIZATION IS A LIMITED DISCRETIONARY AUTHORIZATION. IT DOES NOT EMPOWER THE AGENT NAMED HEREIN TO WITHDRAW ANY MONEY, SECURITIES OR OTHER PROPERTY EITHER IN THE NAME OF THE PRINCIPAL(S) OR OTHERWISE.

                                          ----------------------------------
PLEASE READ CAREFULLY, SIGN AND RETURN TO Account Number
SALOMON SMITH BARNEY INC.                 Branch          Account   T  C  FC

New Accounts Department                   ----------------------------------
388 Greenwich Street                      -------------------------------------
New York, NY 10013-2396                   CHECK   FC               THIRD PARTY
                                          ONE: [ ]AGENT CODE 64 [ ]AGENT CODE 74
                                          -------------------------------------

                                     WARNING

         THIS IS AN IMPORTANT LEGAL DOCUMENT. IT CREATES A DURABLE POWER OF
             ATTORNEY. BEFORE EXECUTING THIS DOCUMENT, YOU SHOULD KNOW THESE IMPORTANT FACTS:

         a) THIS DOCUMENT MAY PROVIDE THE PERSON YOU DESIGNATE AS YOUR ATTORNEY-IN-FACT WITH BROAD POWERS TO DISPOSE, SELL, CONVEY AND ENCUMBER YOUR PROPERTY.

         b) THESE POWERS WILL EXIST FOR AN INDEFINITE PERIOD OF TIME AND WILL CONTINUE TO EXIST NOTWITHSTANDING YOUR SUBSEQUENT DISABILITY, INCOMPETENCY OR INCAPACITY.

         c) YOU HAVE THE RIGHT TO REVOKE OR TERMINATE THIS DURABLE POWER OF ATTORNEY BY GIVING US WRITTEN NOTICE ADDRESSED TO THE BRANCH OFFICE SERVICING YOUR ACCOUNT. SUCH REVOCATION SHALL NOT AFFECT YOUR LIABILITY FOR ANY TRANSACTION INITIATED PRIOR TO OUR RECEIPT OF SAID REVOCATION.

1.  The undersigned Client hereby authorizes (agent's name)
-----------------------------------------------------------
(whose signature appears on the reverse) as the undersigned's agent and attorney-in-fact to buy, sell (including short sales) and trade in stocks, bonds, options (including uncovered short positions in option contracts or in the uncovering of any existing short position in option contracts) and any other securities and/or contracts relating to the same on margin or otherwise in accordance with your terms and conditions for the undersigned's account and risk in the undersigned's name, or number on your books, it being further understood that any such transaction may be effected with you as principal or dealer or through you as agent or broker, and that any such purchase may involve securities in the distribution of which you may have an interest as underwriter, member of selling group, or otherwise. The undersigned hereby agrees to indemnify and hold you harmless from and to pay you promptly on demand any and all losses arising therefrom or debit balance due thereon.

2. In all such purchases, sales or trades you are authorized to follow the instructions of the above-named person in every respect concerning the undersigned's account with you, and he or she is authorized to act for the undersigned and in the undersigned's behalf in the same manner and with the same force and effect as the undersigned might or could do with respect to such purchases, sales or trades.

3. The undersigned hereby ratifies and confirms any and all transactions with you heretofore or hereafter made by the aforesaid agent or for the undersigned's account.

4. This authorization and indemnity is in addition to (and in no way limits or restricts) any rights which you may have under any other agreement or agreements between the undersigned and your corporation.

5. To revoke this authorization, the undersigned hereby agrees to submit a written notice addressed to you and delivered to the branch office serving the account, but such revocation shall not affect any liability in any way resulting from transactions initiated prior to such revocation.

6. This agreement shall inure to the benefit of your present corporation and of any successor corporation(s) or assigns.

7. ARBITRATION.

- ARBITRATION IS FINAL AND BINDING ON THE PARTIES.

- THE PARTIES ARE WAIVING THEIR RIGHT TO SEEK REMEDIES IN COURT, INCLUDING THE RIGHT TO JURY TRIAL.

- PRE-ARBITRATION DISCOVERY IS GENERALLY MORE LIMITED THAN AND DIFFERENT FROM COURT PROCEEDINGS.

- THE ARBITRATORS' AWARD IS NOT REQUIRED TO INCLUDE FACTUAL FINDINGS OR LEGAL REASONING AND ANY PARTY'S RIGHT TO APPEAL OR TO SEEK MODIFICATION OF RULINGS BY THE ARBITRATORS IS STRICTLY LIMITED.

- THE PANEL OF ARBITRATORS WILL TYPICALLY INCLUDE A MINORITY OF ARBITRATORS WHO WERE OR ARE AFFILIATED WITH THE SECURITIES INDUSTRY.

I AGREE THAT ALL CLAIMS OR CONTROVERSIES, WHETHER SUCH CLAIMS OR CONTROVERSIES AROSE PRIOR, ON OR SUBSEQUENT TO THE DATE HEREOF, BETWEEN SALOMON SMITH BARNEY INC. AND ME AND/OR ANY OF YOUR PRESENT OR FORMER OFFICERS, DIRECTORS, OR EMPLOYEES CONCERNING OR ARISING FROM (i) ANY ACCOUNT MAINTAINED BY ME WITH SALOMON SMITH BARNEY INC. INDIVIDUALLY OR JOINTLY WITH OTHERS IN ANY CAPACITY;
(ii) ANY TRANSACTION INVOLVING SALOMON SMITH BARNEY INC. OR ANY PREDECESSOR FIRMS BY MERGER, ACQUISITION OR OTHER BUSINESS COMBINATION AND ME, WHETHER OR NOT SUCH TRANSACTION OCCURRED IN SUCH ACCOUNT OR ACCOUNTS; OR (iii) THE CONSTRUCTION, PERFORMANCE OR BREACH OF THIS OR ANY OTHER AGREEMENT BETWEEN US, ANY DUTY ARISING FROM THE BUSINESS OF SALOMON SMITH BARNEY INC. OR OTHERWISE, SHALL BE DETERMINED BY ARBITRATION BEFORE, AND ONLY BEFORE, ANY SELF-REGULATORY ORGANIZATION OR EXCHANGE OF WHICH SALOMON SMITH BARNEY INC. IS A MEMBER. I MAY ELECT WHICH OF THESE ARBITRATION FORUMS SHALL HEAR THE MATTER BY SENDING A REGISTERED LETTER OR TELEGRAM ADDRESSED TO: SALOMON SMITH BARNEY INC., LAW DEPARTMENT, 388 GREENWICH STREET, NEW YORK, NY 10013-2396. IF I FAIL TO MAKE SUCH ELECTION BEFORE THE EXPIRATION OF FIVE (5) DAYS AFTER RECEIPT OF A WRITTEN REQUEST FROM SALOMON SMITH BARNEY INC. TO MAKE SUCH ELECTION, SALOMON SMITH BARNEY INC. SHALL HAVE THE RIGHT TO CHOOSE THE FORUM.

NO PERSON SHALL BRING A PUTATIVE OR CERTIFIED CLASS ACTION TO ARBITRATION, NOR SEEK TO ENFORCE ANY PRE-DISPUTE ARBITRATION AGREEMENT AGAINST ANY PERSON WHO HAS INITIATED IN COURT A PUTATIVE CLASS ACTION; OR WHO IS A MEMBER OF A PUTATIVE CLASS WHO HAS NOT OPTED OUT OF THE CLASS WITH RESPECT TO ANY CLAIMS ENCOMPASSED BY THE PUTATIVE CLASS ACTION UNTIL: (i) THE CLASS CERTIFICATION IS DENIED; (ii) THE CLASS IS DECERTIFIED; OR (iii) THE CUSTOMER IS EXCLUDED FROM THE CLASS BY THE COURT.

SUCH FORBEARANCE TO ENFORCE AN AGREEMENT TO ARBITRATE SHALL NOT CONSTITUTE A WAIVER OF ANY RIGHTS UNDER THIS AGREEMENT EXCEPT TO THE EXTENT STATED HEREIN.

8. This authorization shall remain in full force and effect unless revoked by the undersigned in accordance with the procedures stated above or until you receive actual notice of my death or other legally mandated causes for revocation.

--------
CPI 5121 BRANCH OPERATIONS: THIS FORM MUST BE PLACED AFTER THE 2329 FOR SCANNING
--------

                                                       Continued on reverse side

9. If any provision of this agreement is or becomes inconsistent with any applicable present or future law, rule or regulation, that provision will be deemed rescinded or modified in order to comply with the relevant law, rule or regulation. All other provisions of this agreement will continue and remain in full force and effect.

10. THIS AUTHORIZATION SHALL NOT BE AFFECTED BY THE SUBSEQUENT DISABILITY, INCAPACITY OR INCOMPETENCY OF THE UNDERSIGNED NOR BY A LAPSE OF TIME BETWEEN ITS EXECUTION AND EXERCISE.

11. I (We) acknowledge receiving a copy of this agreement.

12. This agreement shall be governed and construed in accordance with the laws of the State of New York without giving effect to principles of conflict of laws, except that the statute of limitations applicable to claims shall be that which would be applied by the Federal District Court where the Client resides.

13. THIS SECTION APPLIES ONLY WHEN DISCRETIONARY AUTHORIZATION IS GIVEN TO AN EMPLOYEE OF SALOMON SMITH BARNEY INC.

I understand and agree that some or all executions for my account may be aggregated with executions effected for other clients of Salomon Smith Barney Inc. and be subsequently allocated to my account(s) at an average price, and that Salomon Smith Barney Inc. may from time to time and at its discretion act as principal with respect to aggregated orders that result in allocations to my account(s) at an average price.

I understand that I will receive confirmations of all transactions effected for my account(s) which will identify when a transaction was effected at an average price and the average price at which it was effected, and if so, whether Salomon Smith Barney Inc. acted as principal or agent for the transaction. The confirmation will also disclose any commissions, markups, markdowns, service fees, etc., if such are charged me in connection with the execution of the trade. I also understand that, upon my request to Salomon Smith Barney Inc., the details of the actual execution of any average price transaction will be provided to me within a reasonable period of time.

In the event I determine to rescind the Agreement contained in this section, I agree to do so only by written notification sent to the branch office servicing my account and that such rescission shall be effective the business day after receipt of such written notification by Salomon Smith Barney Inc., and shall not apply to any orders pending or transactions not yet confirmed at the time of receipt

Complete name
of account

THIS AUTHORIZATION CONTAINS A PRE-DISPUTE ARBITRATION AGREEMENT WHICH BEGINS ON THE FRONT OF THIS FORM AT PARAGRAPH 7.

A.                Client's
CLIENT'S          Signature                                                             Date
SIGNATURE(S)      ____________________________________________________________________  ___________________________________________
THIS AGREEMENT    Client's
MUST BE SIGNED    Signature
BEFORE A NOTARY   ____________________________________________________________________  ___________________________________________
PUBLIC
                  State of__________________)     On this______________day of____20______ before me a Notary
                                            SS    Public for the County of
                  County of_________________)     _________________________________________________________________________________

                                                  personally appeared______________________________________________________________

                             (SEAL)               and____________________________________________________________________________ ,
                                                  to me known and known to
                                                  me to be the individual
                                                  (s) described in and who
                                                  executed the above
                                                  instrument, and
                                                  acknowledged to me that
                                                  he/she/they executed the
                                                  same.
                                                                                        __________________________
                                                                                        SIGNATURE OF NOTARY PUBLIC

B.                By signing below, I the agent for the principal(s) named herein, accept this appointment and agree to be bound by
AGENT'S           the terms of this authorization including the provisions for arbitration of disputes. Being first duly sworn, I do
ACKNOWLEDGMENT    hereby state that this authorization was executed by the principal(s) at a time when he or she was legally
AND AFFIDAVIT     competent to perform such act and that it has not been terminated by any means including voluntary revocation or death of the principal(s).

THIS             SIGNATURE OF AGENT (individual to                                          Date
ACKNOWLEDGMENT   whom authorization is granted)
AND AFFIDAVIT
MUST BE SIGNED
BEFORE A NOTARY  State Of__________________)        Subscribed and sworn to before me this
PUBLIC                                     SS
                 County of_________________)        ________________day of________________20___________

                             (SEAL)                                                     _______________________________
                                                                                          SIGNATURE OF NOTARY PUBLIC


Approved by Branch Mgr.                        Regional Director Approval

                                                                       EXHIBIT I

                          LIMITED POWER OF ATTORNEY FOR

                       SECTION 13(d) REPORTING OBLIGATIONS

         The undersigned hereby make, constitute and appoint each of Tim McGaw, Eileen Davis and Kevin Douglas, acting either individually or together, as the undersigneds' true and lawful attorney-in-fact, with full power and authority as hereinafter described on behalf of and in the name, place and stead of the undersigned to:

         (1) prepare, execute, acknowledge, deliver and file Schedules 13D and 13G (including any amendments thereto) with respect to the securities of Celeritek, Inc., a California corporation (the "COMPANY"), with the U. S. Securities and Exchange Commission, any national securities exchanges and the Company, as considered necessary or advisable under Section 13(d) of the Securities Exchange Act of 1934 and the rules and regulations promulgated thereunder (including, without limitation, Regulation 13D-G), as may be amended from time to time (the "EXCHANGE ACT");

         (2) seek or obtain, as the undersigneds' representative and on the undersigneds' behalf, information on transactions in the Company's securities from any third party, including brokers, employee benefit plan administrators and trustees, in connection with the foregoing, and the undersigned hereby authorize any such person to release any such information to any of the attorneys-in-fact and approve and ratify any such release of information; and

         (3) perform any and all other acts which in the discretion of such attorney-in-fact are necessary or desirable for and on behalf of the undersigned in connection with the foregoing.

         The undersigned acknowledge that:

         (1) this Limited Power of Attorney authorizes, but does not require, each such attorney-in-fact to act in his or her discretion on information provided to such attorney-in-fact without independent verification of such information;

         (2) any documents prepared and/or executed by any such attorney-in-fact on behalf of the undersigned pursuant to this Limited Power of Attorney will be in such form and will contain such information and disclosure as such attorney-in-fact, in his or her discretion, deems necessary or desirable;

         (3) none of such attorneys-in-fact assumes (i) any liability for the undersigneds' responsibility to comply with the requirements of the Exchange Act, or (ii) any liability of the undersigned for any failure to comply with such requirements; and

         (4) this Limited Power of Attorney does not relieve the undersigned from responsibility for compliance with the undersigneds' obligations under the Exchange Act, including without limitation the reporting requirements under Section 13(d) of the Exchange Act and Regulation 13D-G promulgated thereunder.

         The undersigned hereby gives and grants each of the foregoing attorneys-in-fact full power and authority to do and perform all and every act and thing whatsoever requisite, necessary, appropriate or desirable to be done in and about the foregoing matters as fully to all intents and purposes as the undersigned might or could do if present, hereby ratifying all that each such attorney-in-fact of, for and on behalf of the undersigned, shall lawfully do or cause to be done by virtue of this Limited Power of Attorney.

         This Limited Power of Attorney shall remain in full force and effect until the undersigned are no longer required to file Schedules 13D or 13G with respect to the undersigneds' holdings of and transactions in securities issued by the Company, unless earlier revoked by the undersigned in a signed writing delivered to each such attorney-in-fact.

         The undersigned have caused this Limited Power of Attorney to be executed as of this 26th day of March, 2003.

                       /s/ James E. Douglas, III
                       -----------------------------------------------------
                       James E. Douglas, III

                       /s/ Kevin Douglas
                       -----------------------------------------------------
                       Kevin Douglas

                       JAMES DOUGLAS AND JEAN DOUGLAS
                       IRREVOCABLE DESCENDANTS' TRUST

                       /s/ Michelle Douglas
                       -----------------------------------------------------
                       Michelle Douglas, as co-trustee of the James Douglas and Jean Douglas Irrevocable Descendants' Trust

                       /s/ Kevin Douglas
                       -----------------------------------------------------
                       Kevin Douglas, as co-trustee of the James Douglas and Jean Douglas Irrevocable Descendants' Trust

                       DOUGLAS FAMILY TRUST

                       /s/ James E. Douglas, Jr.
                       -----------------------------------------------------
                       James E. Douglas, Jr., as co-trustee of the Douglas Family Trust

                       /s/ Jean A. Douglas
                       -----------------------------------------------------
                       Jean A. Douglas, as co-trustee of the Douglas Family
                       Trust

                                       -2-